[redacted]

14049050

SEC MAIL RECEIVED MAR 04 2014 WASH., D.C. 193 SECTION

mm

ITED STATES
EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68997

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 09, 2012 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MDS Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2605 Nicholson Road, Building 02 Suite 101
(No. and Street)

Sewickley (City) Pennsylvania (State) 15143-7607 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason C. Knapp, President (724) 719-6023
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schneider Downs & Co., Inc.
(Name – *if individual, state last, first, middle name*)

One PPG Place, Suite 1700 (Address) Pittsburgh (City) Pennsylvania (State) 15222 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/31/14

OATH OR AFFIRMATION

I, Jason C. Knapp, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MDS Securities, LLC, as of February 28, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Jason C. Knapp, President

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Michael S. Knapp, Notary Public
East Franklin Twp., Armstrong County
My Commission Expires Dec. 24, 2016
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS

AND INDEPENDENT AUDITORS' REPORT

MDS SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY)

For the period November 09, 2012 (date of operations) to December 31, 2013 and for the year ended December 31, 2013
(WITH SUPPLEMENTAL INFORMATION)

SCHNEIDER DOWNS

Big Thinking. Personal Focus.

www.schneiderdowns.com

MDS SECURITIES, LLC
(a wholly-owned subsidiary)

TABLE OF CONTENTS

SCHNEIDER DOWNS

INDEPENDENT AUDITORS' REPORT

MDS Securities, LLC
Sewickley, Pennsylvania

Report on the Financial Statements
We have audited the accompanying statement of financial condition of MDS Securities, LLC (the Company), a wholly owned subsidiary of MDS Associated Companies Inc., as of December 31, 2013, and the related statements of operations, changes in member's equity and cash flows for the year ended December 31, 2013 and the period November 9, 2012 (date of operations) through December 31, 2013 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Schneider Downs & Co., Inc.
www.schneiderdowns.com
PrimeGlobal

One PPG Place
Suite 1700
Pittsburgh, PA 15222
TEL 412.261.3644
FAX 412.261.4876

41 S. High Street
Huntington Center, Suite 2100
Columbus, OH 43215
TEL 614.621.4060
FAX 614.621.4062

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MDS Securities, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year ended December 31, 2013 and the period November 9, 2012 (date of operations) through December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Report on Supplemental Information
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on Pages 16 through 19 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Other Matters
As discussed in Note 5 to the financial statements, the Company has had significant related-party transactions with its parent company, MDS Associated Companies Inc.

Schneider Downs & Co., Inc.

Pittsburgh, Pennsylvania
February 28, 2014

MDS SECURITIES, LLC
(a wholly-owned subsidiary)

STATEMENT OF FINANCIAL CONDITION

December 31, 2013

ASSETS	
Cash	**$264,909**
Accounts Receivable—Related Party	**543,730**
Prepaid expenses	**70,512**
TOTAL ASSETS	**$879,151**
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable	**$525,337**
Accrued expenses	**25,717**
Due to related party	**19,965**
Total Liabilities	**571,019**
Member's Equity	**308,132**
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$879,151**

See notes to financial statements

MDS SECURITIES, LLC
(a wholly-owned subsidiary)

STATEMENTS OF OPERATIONS

	For the year ended December 31, 2013	Period from November 09, 2012 (date of operations) to December 31, 2013
Revenues:		
Commissions on registered Offerings	$1,420,660	$1,420,660
Other income	12	12
Total Revenues	1,420,672	1,420,672
Expenses:		
Employee compensation and benefits	521,209	532,548
Commissions & Fees	1,123,190	1,123,190
Occupancy expenses	7,500	7,500
Bank Charges	1,369	1,369
Advertising	430	430
Insurance	1,731	1,731
Dues and subscriptions	259	259
Professional fees	169,186	192,401
Regulatory fees	36,118	36,368
Taxes & Licenses	139	139
Travel and entertainment	4,992	4,992
Other expenses	1,913	1,913
Total Expenses	1,868,036	1,902,840
Net Loss	(447,364)	(482,168)

See notes to financial statements

MDS SECURITIES, LLC
(a wholly-owned subsidiary)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

From November 09, 2012 (date of operations) to December 31, 2013

	Member's Capital	Accumulated Deficit	Total Member's Equity
Balance at November 9, 2012	$77,500	$(7,200)	$70,300
Capital contributions	720,000	-	$720,000
Net loss	-	(482,168)	(482,168)
Balance at December 31, 2013	**$797,500**	**$(489,368)**	**$308,132**

See notes to financial statements

MDS SECURITIES, LLC
(a wholly-owned subsidiary)

STATEMENTS OF CASH FLOWS

	For the year ended December 31, 2013	Period from November 09, 2012 (date of operations) to December 31, 2013
Cash flows from operating activities:		
Net loss	**$(447,364)**	**$(482,168)**
Decrease (Increase) in assets:		
Accounts receivable	**(543,730)**	**(543,730)**
Due from related party	**8,540**	**-**
Prepaid expenses	**(70,512)**	**(70,512)**
Increase (decrease) in liabilities:		
Accounts payable	**495,077**	**523,337**
Accrued expenses	**25,717**	**25,717**
Due to related party	**5,126**	**19,965**
Net cash used in operating activities	**(527,141)**	**(527,391)**
Cash flows from financing activities:		
Capital contributions from Member	**720,000**	**720,000**
INCREASE IN CASH AND CASH EQUIVALENTS	192,859	192,609
Cash and cash equivalents, beginning of year	**72,050**	**72,300**
Cash and cash equivalents, end of year	**$264,909**	**$264,909**

See notes to financial statements

MDS SECURITIES, LLC
(a wholly-owned subsidiary)

NOTES TO FINANCIAL STATEMENTS

For the period November 09, 2012 (date of operations) to December 31, 2013

NOTE 1 - ORGANIZATION AND NATURE OF OPERATIONS

MDS Securities, LLC (the Company) is a wholly owned subsidiary of MDS Associated Companies, Inc. (MDS) formed under the laws of the Commonwealth of Pennsylvania on August 25, 2011 (date of inception) with minimal operations until November 09, 2012 (date of operations). The Company was formed for the purposes of operating, managing and maintaining a broker-dealer in securities, registered with the Securities and Exchange Commission (SEC) and as a member organization of the Financial Industry Regulatory Authority (FINRA). The Company is headquartered in Pittsburgh, PA. The Company's primary focuses for its clientele are to identify capital sources, conduct due diligence, facilitate transactions and address regulatory and compliance matters. The Company does not hold any funds or securities for the account of securities customers and is therefore exempt from SEC Rule 15c3-3 under Section (k)(2)(i).

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

Current payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or if unspecified, the payment is applied to the oldest unpaid invoice. The carrying amount of accounts receivable is reduced by discounts, adjustments, and an allowance for doubtful accounts that reflect management's best estimate of the amounts that will not be collected. Each customer balance is individually reviewed where all or a portion of the balance exceeds 120 days from the invoice date. All the amounts recorded as accounts receivable at December 31, 2013 are due from an affiliate of MDS. The Company writes off receivables when, in management's estimation, it is probable that the receivable is worthless. No allowance for doubtful accounts was deemed necessary as of December 31, 2013.

Revenue Recognition

Commission Fee income is recognized when services are provided and upon execution of the trade, and a fee has become determinable.

Income Taxes

The Company is a single Member limited liability company and as such, is not subject to income taxes. Rather, all items of taxable income, deductions and tax credits are passed through to and are reported by its Member on its respective tax return. Accordingly, the Company is not required to take any tax positions and these financial statements do not reflect a provision for income taxes. The Company has no other tax positions which must be considered for disclosure.

The Company's policy for penalties and interest assessed by income taxing authorities is to include them in Other expenses in the Statement of Operations.

For the year ended December 31, 2013, the Company did not incur any interest and penalties from taxing authorities. Income tax returns filed by the Member are subject to examination by the Internal Revenue Service for a period of three years. While no income tax returns are currently being examined by the Internal Revenue Service, tax years since 2011 (year of inception) remain open.

Fair Value Measurements

The Company measures assets and liabilities at fair value in accordance with the Codification topic, Fair Value Measurements and Disclosures. This topic defines fair value, establishes a framework for its measurement and requires disclosures regarding the Company's fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The carrying amount of the Company's cash and cash equivalents, accounts receivable, prepaid expenses, accounts payable and accrued liabilities approximated fair value as of December 31, 2013.

Advertising Costs

The Company expenses the costs of producing advertising materials, and other marketing activities, as incurred.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

NOTE 3 – COMMITMENTS

The Company has a month to month office space agreement with its parent company, MDS Associated Companies, Inc. The remaining minimum lease payments for the fiscal year ending December 31, 2014 is $18,000.

NOTE 4 – CONCENTRATION OF CREDIT RISK

The Company holds substantially all of its cash at one bank. Cash in the bank account is insured by the Federal Deposit Insurance Corporation (FDIC). At times, balances in the bank account may exceed the FDIC insured limits. The Company has not experienced any losses with respect to its cash held in the bank account in excess of the insured limits.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company entered into an expense sharing and management agreement with MDS Associated Companies, Inc. Under the agreement, MDS Associated Companies Inc. provides office space, office supplies, computer and other office equipment, payroll processing and general managerial and administrative support and services to the Company. Shared expenses incurred by the Company for the period ended December 31, 2013 were $7,500 and are included in rent expenses in the Statement of Operations.

Advances to the Company from a related party under agreements for the year ended December 31, 2013 were $19,965 and are included in Due to related party on the statement of financial condition. Advances include expense sharing amounts described above and payroll processed and paid by a related party as well as participation in the employee benefit plans that MDS Associated Companies, Inc. offers. There are no fixed repayment terms associated with these arrangements. All revenue received by the Company was due from an affiliate of MDS.

For the period ended December 31, 2013, the Company received 100% of its revenue from the sale of an affiliate's securities. Additionally, Accounts Receivable are also due from the same related party.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $202,398, which was $164,330 in excess of its required net capital of $38,068. The Company's aggregate indebtedness ratio was 2.82 to 1.

MDS SECURITIES, LLC
(a wholly-owned subsidiary)

NOTES TO FINANCIAL STATEMENTS

For the period November 09, 2012 (date of operations) to December 31, 2013

NOTE 7 – EMPLOYEE BENEFIT PLAN

The Company employees may participate in the 401(k) plan offered by MDS Associated Companies, Inc. Employees may elect to defer a portion of their salaries under that plan. Employer matching is fully discretionary. For the year ended December 31, 2013, employer contribution expense related the 401(k) plan was $6,903 and is included in Employee Compensation and benefits in the Statement of Operations.

NOTE 8 - SUBSEQUENT EVENTS

Events that occur after the statement of financial condition date but before the financial statements were available to be issued must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the statement of financial condition date are recognized in the accompanying financial statements. Subsequent events which provide evidence about conditions that existed after the statement of financial condition date require disclosure in the accompanying notes. Management evaluated the activity of the Company through February __, 2014 (the date the financial statements were available to be issued) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

SUPPLEMENTAL INFORMATION

SCHEDULE I

MDS SECURITIES, LLC
(a wholly-owned subsidiary)

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
SECURITIES AND EXCHANGE COMMISSION

December 31, 2013

COMPUTATION OF NET CAPITAL	
Total Member's equity	**$308,132**
Deductions and/or charges:	
Non-allowable assets:	
Accounts receivable	**35,222**
Prepaid expenses	**70,512**
Total non-allowable assets	**105,734**
Net capital before haircuts on securities positions	**202,398**
Haircuts on securities:	
Other securities	**-**
Total haircuts on securities	**-**
NET CAPITAL	**$202,398**
COMPUTATION OF AGGREGATE INDEBTEDNESS	**$571,019**
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum dollar net capital requirement (6 2/3% of Aggregate Indebtedness	**$38,068**
Excess net capital	**$164,330**
Excess net capital at 1000%	**$145,296**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**2.82**

SCHEDULE I

MDS SECURITIES, LLC
(a wholly-owned subsidiary)

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
SECURITIES AND EXCHANGE COMMISSION

December 31, 2013

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by MDS Securities, LLC and included in the Company's unaudited Part IIA FOCUS report filing as of December 31, 2013.

SCHEDULE II

MDS SECURITIES, LLC
(a wholly-owned subsidiary)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2013

The Company is exempt from this requirement under SEC Rule 15c3-3(k)(2)(i) and, therefore no deposit was required.

SCHEDULE III

MDS SECURITIES, LLC
(a wholly-owned subsidiary)

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2013

The Company is exempt from this requirement under SEC Rule 15c3-3(k)(2)(i) and, therefore no deposit was required.

[This Page Intentionally Left Blank.]

SCHNEIDER DOWNS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17A-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

MDS Securities, LLC
Sewickley, Pennsylvania

In planning and performing our audit of the financial statements of MDS Securities, LLC (the Company), a wholly owned subsidiary of MDS Associated Companies Inc., as of December 31, 2013 and for the period November 9, 2012 (date of operations) through December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11).
2. Determining compliance with the exemption provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recording of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Schneider Downs & Co., Inc.
www.schneiderdowns.com
PrimeGlobal

One PPG Place
Suite 1700
Pittsburgh, PA 15222
TEL 412.261.3644
FAX 412.261.4876

41 S. High Street
Huntington Center, Suite 2100
Columbus, OH 43215
TEL 614.621.4060
FAX 614.621.4062

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. No material weakness in internal control were found for the period ended December 31, 2013, and this report does not affect our report thereon dated February 28, 2014.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schneider Downs & Co., Inc.

Pittsburgh, Pennsylvania
February 28, 2014